Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    Corus Entertainment announces 16% dividend increase and monthly dividend payments for Class A and B shareholders

    TORONTO, April 3 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today that its Board of Directors has approved a $0.14 increase in its dividend and the commencement of monthly instead of quarterly dividend payments.

    The Company's monthly dividend for holders of its Class A and Class B shares will be $0.0825 and $0.08333, respectively. The dividend will be paid on April 30, 2007, May 30, 2007, June 29, 2007 and July 30, 2007 to
shareholders of record at the close of business on April 18, 2007, May 15,
2007, June 15, 2007 and July 13, 2007 respectively.

    At the new rate, the expected dividend on an annual basis for the
Company's Class A and Class B shares is $0.99 and $1.00, respectively, up from the previous rate of $0.85 and $0.86, respectively. This new rate results in a current dividend yield in excess of 2%.

    Corus' Board of Directors will review the dividend on a quarterly basis.
Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors, and there is no entitlement to any dividend prior thereto.

    "This increase in our dividend delivers on our strategy to continue to enhance shareholder value and signals our confidence in the growth, earnings and cash-generating potential of our Company" said Heather Shaw, Executive
Chair, Corus Entertainment Inc.

    There were 1,722,929 Class A Voting Shares outstanding and 40,691,359
Class B Non-Voting Shares outstanding on March 31, 2007.

    Corus Entertainment Inc. reports in Canadian dollars.

    About Corus Entertainment Inc.

    Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse, W
Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

    %SEDAR: 00013131EF          %CIK: 0001100868

    /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tracy Ewing, Vice
President, Communications, Corus Entertainment Inc., (416) 642-3792; Tom
Peddie, Senior Vice President and Chief Financial Officer, Corus Entertainment
Inc., (416) 642-3780/
    (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 07:00e 03-APR-07